Darren K. DeStefano	VIA EDGAR AND HAND DELIVERY
(703) 456-8034
ddestefano@cooley.com
June 14, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Michael F. Johnson
Ms. Joyce Sweeney
Mr. Patrick Gilmore

RE:	BroadSoft, Inc.
Registration Statement on Form S-1
Amendment No. 4
Registration No. 333-165484
Ladies and Gentlemen:
On behalf of BroadSoft, Inc. (the “Company”), we are transmitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-165484, as amended (the “Registration Statement”). We have enclosed a courtesy package, which includes a hard copy of this letter and four copies of the Amendment, two of which have been marked to show changes from the prior filing of the Registration Statement.
Please direct any questions or comments concerning the Amendment or this letter to either the undersigned at (703) 456-8034 or Christina L. Novak, of this office, at (703) 456-8562.

Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano

Enclosures

cc:	Michael Tessler, BroadSoft, Inc.
James A. Tholen, BroadSoft, Inc.
Mary Ellen Seravalli, BroadSoft, Inc.
Mark D. Spoto, Cooley LLP
Christina L. Novak, Cooley LLP
Matthew B. Swartz, Pillsbury Winthrop Shaw Pittman LLP
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